UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SYLA Technologies Co., Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

871241105
(CUSIP Number)

Hiroyuki Sugimoto SY Co., Ltd. Ebisu Prime Square Tower 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan +81 3-4560-0650
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS Hiroyuki Sugimoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,935
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 140,935
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,935 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.02% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents: (i) 23,435 common shares, no par value, of the issuer (“Common Shares”) directly beneficially owned by Mr. Sugimoto; (ii) 113,620 Common Shares held by SY Co., Ltd. (“SY Co.”); and (iii) 3,880 Common Shares held by SY Consulting Co., Ltd. (“SY Consulting”). SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer, Co-President, and 46.18% owned by Yoshiyuki Yuto, the issuer’s Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co. SY Consulting is 100% owned by Mr. Sugimoto. As Mr. Sugimoto has sole voting and dispositive power over these Common Shares, he may be deemed to be the beneficial owner of SY Consulting’s Common Shares.

(2) The percentage is based on 260,891 Common Shares outstanding as of December 31, 2023.

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS SY Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,620 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Represents 113,620 Common Shares held by SY Co. SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer and Co-President, and 46.18% owned by Mr. Yuto, Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co.

(2) The percentage is based on 260,891 Common Shares outstanding as of December 31, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the initial statement on Schedule 13D that was filed on March 7, 2024 (the “Schedule 13D”), relating to the Common Shares of SYLA Technologies Co., Ltd., a Japan corporation (the “Issuer”), with its principal executive offices located at Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan. Certain Common Shares are represented by American depository shares (“ADSs”), with each 100 ADSs representing one Common Share. The ADSs are listed on the NASDAQ Stock Market under the ticker symbol “SYT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Information given in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 1 (as so amended and supplemented, this “statement”), shall be deemed incorporated by reference in all other items as applicable. Unless noted otherwise, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 2, 2024, the Board of Directors of the Issuer resolved at its Board of Directors meeting to carry out a management integration and a share exchange (the “Share Exchange”) with CUMICA CORPORATION (“CUMICA”), which will result in the Issuer becoming a wholly-owned subsidiary of CUMICA, and the Issuer executed a share exchange agreement with CUMICA (the “Share Exchange Agreement”). The Share Exchange is scheduled to take effect on June 1, 2025, after receiving approval of the Share Exchange Agreement by special resolution at the extraordinary general meetings of shareholders of both companies scheduled to be held on February 14, 2025. The Issuer’s ADSs are scheduled to be delisted from the U.S. Nasdaq market on May 30, 2025 (last trading date of May 29, 2025), ahead of the effective date of the Share Exchange (June 1, 2025 (scheduled)).

The Reporting Persons intend to vote in favor of approval of the Share Exchange Agreement at the extraordinary general meeting of shareholders of the Issuer scheduled to be held on February 14, 2025.

The foregoing descriptions of the Share Exchange do not purport to be complete and are qualified in their entirety by reference to the full text of the Issuer’s press release, a copy of which is attached as Exhibit 1.2, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1.1	Joint Filing Agreement
1.2	Press Release of the Issuer dated December 2, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on December 2, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

SY Co., Ltd.

By:	/s/ Yoshiyuki Yuto
Name:	Yoshiyuki Yuto
Title:	Representative Director

/s/ Hiroyuki Sugimoto
Hiroyuki Sugimoto